UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Convertible Corporate Bonds

On December 31, 2025, upon approval from the Board of Directors of MEDIROM Healthcare Technologies Inc. (the “Company”) and effective upon the delivery of a notice of acceptance from the Company, Kufu Company Holdings Inc. (the “Bond Holder”) subscribed to purchase the Company's Fourth Unsecured Convertible-Type Corporate Bonds with Share Options in an aggregate principal amount of JPY 275,000,000 (the "Bonds").  The Bonds were issued in denominations of JPY 25,000,000. The sale of the Bonds closed on December 31, 2025 (the “Closing Date”), on which date the Bonds were issued to the Bond Holder under the Terms of Fourth Unsecured Convertible-Type Corporate Bonds with Share Options (the “Indenture”) pursuant to the Companies Act of Japan. In December 2022, the Company issued corporate convertible bonds in the aggregate amount of JPY 500,000,000 to the Bond Holder (the “1st Bonds”). The 1st Bonds matured on December 31, 2025. In lieu of cash, the Bond Holder refinanced JPY 275,000,000 of principal due under the 1st Bonds in exchange for the Bonds.

Under the Indenture, the Bonds are unsecured, accrue interest at a rate of 5.0% per annum from the day immediately following the issue date until June 30, 2026 (the “Maturity Date”). Interest related to shares being converted is payable no later than ten business days following the conversion date. Upon any failure by the Company to pay interest when due, the Company shall be liable for delinquency interest on such overdue interest at 14.6% per annum. Interest is payable on the Maturity Date, unless earlier converted. Pursuant to the Indenture, the Company shall repay the total amount of the principal on the Maturity Date. The Company may extend the Maturity Date to December 25, 2026, by notifying the Bond Holder in writing or by electronic mail prior to the Maturity Date. If the Maturity Date is extended, remaining interest will be payable on June 30, 2026, and December 25, 2026. At any time between the issuance date and June 29, 2026 (or December 24, 2026, if the Maturity Date of the Bonds is extended), the Bond Holder may convert each Bond at its option, in whole but not in part, into common shares, no par value, of the Company. The conversion price is JPY 330 per common share, subject to customary adjustments upon the occurrence of certain events. The Company, acting with the agreement of the Bond Holder, may repurchase and cancel the Bonds prior to the Maturity Date. Under the Indenture, the Bond Holder may not transfer the Bonds without the consent of the Company’s board of directors.

Upon the occurrence of certain conditions, the Bond Holder may demand immediate repayment of the Bonds under the Indenture. These conditions include, among others, the Company’s failure to timely pay interest; certain other default events regarding other indebtedness incurred or guaranteed by the Company; the Company resolving to commence bankruptcy, civil rehabilitation, or similar proceedings, or receiving an order to commence such proceedings; or an asset essential to the Company’s business operations becoming subject to compulsory execution or provisional attachment, or the occurrence of other circumstances which significantly damage the creditworthiness of the Company.

The Bonds were issued and sold outside the United States in reliance upon the safe harbor provided by Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Bonds, the common shares issuable upon the conversion of the Bonds, and any American Depositary Shares that may represent such common shares issuable upon the conversion of the Bonds have not been registered under the Securities Act, or any other securities laws, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

Deemed Loan Agreement and Memorandum of Understanding

On January 30, 2026, the Company and the Bond Holder entered into a Deemed Loan Agreement and a Memorandum of Understanding (collectively, the "Loan Agreement"). Pursuant to the Loan Agreement, the Bond Holder refinanced JPY 200,000,000 of principal due under the 1st Bonds in exchange for the Company's assumption of the corresponding loan obligations. The loan bears interest at 10.0% per annum and is repayable on March 31, 2026. Upon any failure by the Company to pay interest when due, the Company shall be liable for delinquency interest on overdue principal at 14.6% per annum.

Upon the occurrence of certain conditions, the Bond Holder may demand immediate repayment of the loan including, among others, the Company delaying the performance of, or breaching, any obligation under the Loan Agreement; the Company becoming subject to any disposition by a competent governmental authority such as revocation or suspension of its business license; the Company suspending its business operations; the Company becoming subject to suspension of payments or insolvency; the Company becoming subject to a suspension of bank transactions; and a petition being filed for the commencement of bankruptcy or other similar proceedings.

Pledge Agreement

To secure the Company's obligations under the Loan Agreement, on January 30, 2026, the Company pledged to the Bond Holder all of the Company’s shares of MEDIROM MOTHER Labs Inc. ("MML"), a subsidiary of the Company, pursuant to a Share Pledge Agreement. The pledge secures all of the Company’s obligations under the Loan Agreement and grants the Bond Holder a first-priority security interest in the pledge shares. Upon the occurrence of an acceleration of the Company’s obligations under the Loan Agreement, the Bond Holder may, without prior notice or demand, dispose of the pledged shares.

The remaining JPY 25,000,000 principal amount due under the 1st Bonds was repaid to the Bond Holder in cash on December 31, 2025.

The foregoing descriptions of the Bonds, the Indenture, the Deemed Loan Agreement, the Memorandum of Understanding, and the Pledge Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Indenture, the Deemed Loan Agreement, the Memorandum of Understanding, and the Pledge Agreement, which are furnished herewith as Exhibits 4.1, 10.1, 10.2, and 10.3 hereto and are incorporated herein by reference.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward- looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 29, 2025 and in the Company’s other filings with the SEC. The transactions described in this report on Form 6-K may not be consummated for a variety of reasons, and, even if consummated, the Company may not realize some or even all of the anticipated benefits from the transactions. In addition, if consummated, there is a risk that the transactions may have an adverse impact on the Company’s business, financial condition, and results of operations. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

The information furnished in this report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing. The registrant hereby incorporates this report on Form 6-K (including the exhibit hereto) by reference into and as part of the Company’s registration statements on Form S-8 (Registration No. 333-274833) and Form F-3 (Registration Number 333-290161), and this report on Form 6-K shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference into such registration statement) by the Company.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Indenture relating to the Bonds [English Translation]
10.1	Deemed Loan Agreement, dated January 30, 2026, by and between the Company and the Bond Holder [English Translation]
10.2	Memorandum of Understanding, dated January 30, 2026, by and between the Company and the Bond Holder [English Translation]
10.3	Share Pledge Agreement, dated January 30, 2026, by and between the Company and the Bond Holder [English Translation]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Date: February 3, 2026	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer